p16

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and all information in this annual report have been prepared by management and have been approved by the Board of Directors of the Company.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management. Financial information presented in accordance with Canadian generally accepted accounting principles elsewhere in the annual report is consistent with that in the financial statements.

In discharging its responsibility for the integrity and fairness of the financial statements, management maintains a system of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. Management believes that the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the consolidated financial statements, and that assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors, through an Audit Committee, oversees management's responsibilities for financial reporting. This committee, which consists of three independent directors, reviews the audited consolidated financial statements, and recommends the financial statements to the Board for approval. Other key responsibilities of the Audit Committee include reviewing the adequacy of the Company's existing internal controls, audit process and financial reporting with management and the external auditors.

These financial statements have been audited by KPMG LLP, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls

Jim A. Wright, Chief Executive Officer July 16, 2004	Paul Van Damme, Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2004 and the related consolidated statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2004 and for the period from inception on September 5, 1986 to May 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

We did not audit the consolidated financial statements of Lorus Therapeutics Inc. for the period from inception on September

5, 1986 to May 31, 1994. Those consolidated financial statements were audited by other auditors who issued a report without reservation on July 8, 1994.

Chartered Accountants, Toronto, Canada

July 16, 2004, except as to note 13 which is as of October 5, 2004

CONSOLIDATED BALANCE SHEETS

(amounts in 000's) (Canadian dollars)

p17

On behalf of the Board:

As at May 31	2004	2003

ASSETS

Current assets
Cash and cash equivalents	$1,071	$905
Short-term investments	25,657	24,219
Prepaid expenses and amounts receivable	1,697	1,104
Total current assets	28,425	26,228
Fixed assets (note 3)	1,471	1,507
Goodwill	606
Acquired research and development (note 4)	3,922	5,669
Deferred financing costs	-	245
	$34,424	$34,255

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$ 2,429	$ 1,318
Accrued liabilities	3,396	4,042
Total current liabilities	5,825	5,360
Shareholders' equity
Share capital (note 5)
Common shares
Authorized: unlimited number of shares;
Issued and outstanding (000's):
May 31, 2004 - 171,794
May 31, 2003 - 145,285	144,673	120,441
Warrants	4,325	-
Compensation options (note 5(d))	1,405	-
Deferred stock-based compensation	-	(43)
Deficit accumulated during development stage	(121,804)	(91,503)
Total shareholders' equity	28,599	28,895
	$34,424	$34,255

Commitments and Guarantees (note 9)
Subsequent event (note 13)
Canada and United States accounting policy differences (note 14)

See accompanying notes to consolidated financial statements

Director	Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(amounts in 000's except for per common share data) (Canadian dollars)

p18

				Period from
				inception
	Years Ended May 31			Sept. 5, 1986 to
	2004	2003	2002	May 31, 2004
Revenue (note 12)	$608	$66	$-	$674
Operating expenses
Cost of sales	28	55	-	83
Research and development (note 7)	26,785	12,550	8,659	85,844
General and administrative	4,915	4,290	4,867	37,793
Depreciation and amortization	420	960	1,956	8,781
Operating expenses	32,148	17,855	15,482	132,501
Interest and other income	(1,239)	(1,155)	(1,995)	(10,023)
Loss for the period	30,301	16,634	13,487	121,804
Deficit, beginning of period	91,503	74,869	61,382	-
Deficit, end of period	$121,804	$91,503	$74,869	$121,804
Basic and diluted loss
per common share (note 2)	$0.18	$0.12	$0.09
Weighted average number of
common shares outstanding
used in the calculation of basic
and diluted loss per share	171,628	144,590	143,480

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in 000's)(Canadian dollars)

p19

				Period from
				inception
	Years Ended May 31			Sept. 5, 1986 to
	2004	2003	2002	May 31, 2004
OPERATING ACTIVITIES
Loss for the period	$(30,301)	$ (16,634)	$(13,487)	$(121,804)
Add items not requiring a current outlay of cash:
Depreciation and amortization	2,166	2,033	3,407	16,127
Stock-based compensation	(43)	674	296	1,293
Other	245	-	-	745
Net change in non-cash working capital
balances related to operations (note 8)	(129)	2,019	(2,124)	3,220
Cash used in operating activities	(28,062)	(11,908)	(11,908)	(100,419)

INVESTING ACTIVITIES
Sale (purchase) of short-term investments, net	(1,438)	12,438	9,378	(25,657)
Acquisition, net of cash received	-	-	-	(539)
Acquired research and development	-	-	-	(715)
Additions to fixed assets	(383)	(1,260)	(477)	(5,375)
Cash proceeds on sale of fixed assets	-	-	-	348
Cash provided by (used in) investing activities	(1,821)	11,178	8,901	(31,938)

FINANCING ACTIVITIES
Issuance of warrants	4,537	-	-	36,414
Issuance of common shares	25,512	715	1,389	97,259
Additions to deferred financing costs	-	(245)	-	(245)
Cash provided by financing activities	30,049	470	1,389	133,428
Increase (decrease) in cash and cash
equivalents during the period	166	(260)	(1,618)	1,071
Cash and cash equivalents, beginning of period	905	1,165	2,783	-
Cash and cash equivalents, end of period	$1,071	905	$1,165	$1,071

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended May 31, 2004, 2003 and 2002

p20

1.

DESCRIPTION OF BUSINESS

Lorus Therapeutics Inc. ("Lorus" or "the Company") is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in all stages of evaluation, from pre-clinical through to Phase III trials, Lorus develops therapeutics that seek to manage cancer with efficacious low-toxicity compounds that improve patients' quality of life.

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company's current level of cash and short-term investments and the additional funds available under a convertible debenture entered into on October 1, 2004 (note 13) is sufficient to execute the Company's current planned expenditures for the next twelve months.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly-owned subsidiary GeneSense Technologies Inc. ("GeneSense"). The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 14 "Canada and United States Accounting Policy Differences."

Revenue Recognition

Revenue includes product sales revenue, license revenue and royalty revenue.

The Company recognizes revenue from product sales when title has passed and collection is reasonably assured, which typically is upon delivery to the distributor.

License fees are comprised of initial fees and milestone payments derived from a worldwide exclusive license agreement. Non-refundable license fees are recognized when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed and determinable and collection of the amount is deemed probable. Future non-refundable milestone payments receivable upon the achievement of third party performance are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement.
The Company earns royalties from its distributor. Royalties from the distribution agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured.

Cash Equivalents and Short-Term Investments

Lorus invests in high quality fixed income government (2004 - $3,811,000, 2003 - $4,214,000) and corporate (2004 -$21,846,000, 2003 - $20,005,000) instruments with low credit risk. Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

Short-term investments, which consist of fixed income securities with a maturity of three months or more, are recorded at their accreted value as they are held to maturity instruments.

Inventory

The Company purchases drugs for resale and for research and clinical development. Drugs purchased for use in research and clinical development are expensed as purchased. Drugs purchased for resale are recorded as inventory and valued at the lower of cost and net realizable value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended May 31, 2004, 2003 and 2002

p21

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. The Company records depreciation and amortization at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Furniture and equipment            straight-line over three to five years

Leasehold improvements              straight-line over the lease term

Research and Development

Research costs are charged to expense as incurred. Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

Goodwill and Intangible Assets

Goodwill is not amortized but tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives which have been assessed as seven years.

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination. Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that an impairment may exist. When the carrying value of a reporting unit's goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company capitalized the cost of acquired research and development assets, comprised of patents and licences, on the acquisitions of GeneSense and the NuChem compounds. The nature of this asset is such that it is categorized as an intangible asset with a finite life. The carrying value of acquired research and development assets does not necessarily reflect its present or future value. The amount recoverable is dependent upon the continued advancement of the drugs through research, clinical trials and ultimately to commercialization. It is not possible to predict the outcome of future research and development programs.

No impairment relating to goodwill and intangible assets has been identified by the Company for 2004 and 2003.

Impairment of Long-Lived Assets

Effective June 1, 2003, the Company adopted the new standard in CICA Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets." Under the new standard the Company performs an impairment assessment of long-lived assets held for use whenever events or changes in circumstances indicated that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. Prior to June 1, 2003 the Company periodically assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate.

Stock-Based Compensation

Stock options granted to employees are accounted for using the intrinsic value method. Under the intrinsic value method, compensation cost is recorded if, on the measurement date of the grant, the fair value of an underlying common share exceeds the exercise price per share. For options with contingent vesting criteria, the option is treated as a variable award and is revalued, using the intrinsic value method of accounting, at the end of each reporting period until the final measurement date. Deferred stock-based compensation is recognized as an expense over the vesting period of the option.

Options issued to consultants and other non-employees are accounted for using the fair value method and are recognized as an expense over the period which the services are performed or options earned using the Black-Scholes option pricing model.

The Company also has a deferred share unit plan that provides directors the alternative to receive payment for their current services in the form of share units rather than common shares or cash. Share units entitle the holder to receive, in the future, either an equivalent number of common shares or the cash equivalent of the shares at the date the units are exercised. As the award entitles the holder to settle the award through the receipt of cash, the value of the share units are recorded as a liability and the share units are revalued each reporting date with any increase or decrease in value being recorded in the consolidated statements of loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended May 31, 2004, 2003 and 2002

p22

Investment Tax Credits

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

Income Taxes

Income taxes are reported using the asset and liability method. Under this method future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carry forwards. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain.

Loss Per Share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive.

Segmented Information

The Company is organized and operates as one operating segment, the research and development of cancer therapies. Substantially all of the Company's identifiable assets as at May 31, 2004 and 2003 are located in Canada.

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated into Canadian dollars at the rates on the balance sheet dates. Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years. Actual results could differ from those estimates.

Recent Canadian Accounting Pronouncements

In September 2003, the Canadian Institute of Chartered Accountants ["CICA"] revised Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" to require that, effective June 1, 2004, the fair value method of accounting for stock options be recognized in the consolidated financial statements. The Company intends to apply these provisions retroactively without restatement for the year commencing June 1, 2004. The cumulative compensation cost of options on common shares of the Company, using the Black-Scholes option pricing model, will be charged to deficit with a corresponding increase to contributed surplus at June 1, 2004.

In November 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the Guideline, it is effective for the fiscal years beginning on or after November 1, 2004. Although the Company is currently reviewing AcG-15, the impact of the Guideline, if any, on the Company's consolidated financial statements has not been determined.

In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new Section is effective for June 1, 2004 for the Company and harmonizes Canadian requirements with existing United States GAAP. There will be no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended May 31, 2004, 2003 and 2002

p23

3.	FIXED ASSETS
	As at May 31 (amounts in 000's)	2004	2003
	Furniture and equipment	$1,977	$1,603
	Leasehold improvements	907	898
		2,884	2,501
	Accumulated depreciation and amortization	(1,413)	(994)
		$1,471	$1,507

4.	ACQUIRED RESEARCH AND DEVELOPMENT
	As at May 31 (amounts in 000's)	2004	2003
	Cost	$12,228	$12,228
	Accumulated amortization	(8,306)	(6,559)
		$3,922	$5,669

5.	SHARE CAPITAL
	(a) Continuity of common shares and warrants
	(amounts and units in 000's)			Common Shares		Warrants
				Number	Amount	Number	Amount
	Balance at May 31,	2001		142,411	$117,150	1,242	$729
	Exercise of compensation warrants		(b)	476	265	(476)	(70)
	Expiry of compensation warrants			-	659	(766)	(659)
	Exercise of stock options		(e)	1,525	1,194	-	-
	Stock-based compensation		(f)	-	(100)	-	-
	Balance at May 31, 2002			144,412	119,168	-	-
	Exercise of stock options		(e)	873	715	-	-
	Stock-based compensation		(f)	-	558	-	-
	Balance at May 31, 2003			145,285	$120,441	-	$-
	Share issuance		(d)	26,220	24,121	13,110	4,325
	Exercise of stock options		(e)	289	171	-	-
	Stock-based compensation		(f)	-	(88)	-	-
	Other			-	28	-	-
	Balance at May 31, 2004			171,794	$144,673	13,110	$4,325

(b) October 1999 Private Placement of Special Warrants

In connection with the October 27, 1999 special warrants offering the Company issued 2,824,849 compensation warrants (stated capital $0.147 per warrant) for services in connection with the completion of the offering. Each compensation warrant entitles the holder to acquire one common share for $0.41 at any time prior to October 27, 2001. During fiscal year 2002, 475,700 compensation warrants were exercised.

(c) Alternate Compensation Plans

In 2000, the Company established a compensation plan for directors and officers, which allows the Company, in certain circumstances, to issue common shares to pay directors' fees or performance bonuses of officers in lieu of cash. The number of common shares reserved for issuance under this plan is 2,500,000. Since inception, 71,000 shares have been issued under this plan.

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the director to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The share units are granted based on the market value of the common shares on the date of issue. As of May 31, 2004, 68,183 deferred share units have been issued (2003 - 45,964, 2002 - 83,057), with a cash value of $57,000 (2003 - $58,000, 2002 - $62,000) being recorded in accrued liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended May 31, 2004, 2003 and 2002

p24

(d) Share Issuance

On June 11, 2003, the Company raised gross proceeds of $32,775,000 by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one-half of one purchase warrant. Each whole warrant entitles the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition, the Company issued 1,835,400 compensation options with a fair value of $1,468,000 for services in connection with the completion of the offering. Each compensation option entitles the holder to acquire one unit for $1.27 at any time on or before December 10, 2004. The Company incurred expenses of $4,392,000 for the issuance, which include the non-cash charge of $1,468,000 being the fair value of the compensation option. The Company allocated $4,325,000 of the net proceeds to the warrants, $1,405,000 to the compensation option and $24,121,000 to share capital.

(e) Stock Option Plan

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to 20,582,081 common shares. Options are granted at the fair market value of the common shares on the date of grant. Options vest at various rates and have a term of five years to ten years. Stock option transactions for the three years ended May 31, 2004 are summarized as follows:

	2004		2003		2002
		Weighted-		Weighted-		Weighted-
		average		average		average
	Options	exercise	Options	exercise	Options	exercise
	(000's)	price	(000's)	price	(000's)	price
Outstanding at
beginning of year 5,378		$1.05	5,425	$1.17	4,144	$1.19
Granted	2,629	$1.16	2,613	$0.72	3,188	$0.98
Exercised	(289)	0.59	(873)	$0.83	(1,525)	$0.78
Forfeited	(1,346)	1.29	(1,787)	$1.01	(382)	$1.39
Outstanding at
end of year	6,372	$1.05	5,378	$1.05	5,425	$1.17
Exercisable at
end of year	3,542	$1.01	2,921	$1.26	2,183	$1.32

The following table summarizes information about stock options outstanding at May 31, 2004:

		Options outstanding		Options exercisable
		Weighted-average
	Options	remaining		Options	Weighted-average
	outstanding	contractual life	Weighted-average	exercisable	exercise
Range of Exercise prices	(000's)	(years)	exercise price	(000's)	price
$0.33 to $0.49	552	1.01	$0.39	552	$0.39
$0.50 to $0.99	2,767	2.79	$0.80	2,085	$0.79
$1.00 to $1.99	2,588	5.04	$1.21	440	$1.37
$2.00 to $3.63	465	1.44	$2.41	465	$2.41
	6,372	3.45	$1.05	3,542	$1.00

(f) Deferred Stock-based Compensation

The Company issues performance based options to employees which give rise to stock option expense based on the intrinsic value of the option on the date the performance is met. The Company also issues options to non-employees for services which are fair valued and expensed over the performance period.

The Company recorded a deferred stock-based compensation recovery relating to options issued under the Company's stock option plan amounting to $88,000 for the year ended May 31, 2004 (2003 - charge $558,000 and 2002 -recovery $100,000). Amortization of deferred stock-based compensation was a recovery of $43,000 for the year ended May 31, 2004 (2003 - charge of $674,000 and 2002 - charge of $296,000).

(g) Pro forma disclosure for Employee Stock Based Compensation

The Company accounts for its stock options granted to employees using the intrinsic value method. CICA Section 3870 requires companies not using the fair value method to disclose pro forma net earnings and earnings per share information as if the company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma net loss per share as if the Company had accounted for its options since 1995 under the fair value method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended May 31, 2004, 2003 and 2002

p25

A summary of the pro forma impact on the statement of loss is presented in the table below.

(amounts in 000's)	2004	2003	2002
Loss for the year	$30,301	$16,634	$13,487
Compensation expenses related to the fair value of stock options	1,580	1,929	1,574
Employee stock-based compensation expense as recorded	43	(511)	(296)
Pro forma loss for the period	$31,924	$18,052	$14,765
Pro forma basic and diluted loss per common share	$0.19	$0.12	$0.10

The fair value of each option granted or modified has been estimated at the date of grant or modification using the Black-Scholes option pricing model with the following assumptions used for options granted in the years ended May 31, 2004, 2003 and 2002: (i) dividend yield of 0%; (ii) expected volatility of 89% (2003 - 110%, 2002 - 80%) (iii) risk free interest rates ranging from 2.25% to 3.05% (2003 - 3.2-3.5%, 2002 - 3.6%) and (iv) expected lives of 5 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant date fair values of options issued in the years ended May 31, 2004, 2003 and 2002 were $0.74, $0.75 and $0.71 respectively.

6.	INCOME TAXES
	Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

	Significant components of the Company's future tax assets are as follows:
	As at May 31 (amounts in 000's)	2004	2003
	Non-capital loss carryforwards	$19,746	$9,824
	Research and development expenditures	17,613	12,905
	Book over tax depreciation	1,307	1,576
	Other	1,345	492
	Future tax assets	40,011	24,797
	Valuation allowance	40,011	24,797
		$-	$-

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

Research and development expenditures can be carried forward indefinitely. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

Year of expiry (amounts in 000's)	Non-capital losses
2005	$2,159
2006	3,468
2007	4,626
2008	4,985
2009	6,525
2010	8,248
2011	1,028
2012	-
2013	-
2014	22,206
$53,245

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002

p26

7.

RESEARCH AND DEVELOPMENT PROGRAMS

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(a) Immunotherapy

This clinical approach stimulates the body's natural defenses against cancer. The Company's lead drug Virulizin® is currently in a Phase III clinical trial for the treatment of pancreatic cancer and has been sold in the private market in Mexico for malignant melanoma.

(b) Antisense

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins. GTI-2040 and GTI-2501, the Company's lead antisense drugs, have shown pre-clinical anti-cancer activity across a broad range of cancers and are currently in a total of seven different Phase II clinical trials.

(c) Small Molecules

Anti-cancer activity was discovered with an anti-fungal agent Clotrimazole ("CLT"). Based on the structural feature found to be responsible for the anti-cancer effect of CLT, chemical analogues of CLT have been designed and tested. Our library of clotrimazole analogs has been licensed to Cyclacel Limited as described in note 12.

Lorus scientists discovered novel low molecular weight compounds with anti-cancer and anti-bacterial activity in pre-clinical investigations. Of particular interest were compounds that inhibit the growth of human tumor cell lines including hepatocellular carcinoma, pancreatic carcinoma, ovarian carcinoma, breast adenocarcinoma and metastatic melanoma. These compounds also demonstrated activity against multi-drug resistant bacteria which are responsible for a number of life-threatening infections.
In addition to the above Lorus has a number of other technologies under pre-clinical development including a tumor suppressor or gene therapy approach to inhibiting the growth of tumors.

				Period from
				inception
(amounts in 000's)	Years ended May 31			Sept. 5, 1986 to
Research and Development	2004	2003	2002	May 31, 2004
Immunotherapy
Expensed	$19,944	$7,433	$4,612	$56,865
Acquired	-	-	-	-
Antisense
Expensed	6,666	4,911	3,410	24,875
Acquired	-	-	-	11,000
Small Molecules
Expensed	175	206	637	4,104
Acquired	-	-	-	1,228
Total expensed	$26,785	$12,550	$8,659	$85,844
Total acquired	$-	$-	$-	$12,228

8.	SUPPLEMENTARY CASH FLOW INFORMATION Changes in non-cash working capital balances for each of the periods ended are summarized as follows:
				Period from
				inception
	Years ended May 31			Sept. 5, 1986 to
(amounts in 000's)	2004	2003	2002	May 31, 2004
(Increase) decrease
Prepaid expenses and amounts receivable	$(593)	$91	$309	$(1,120)
Increase (decrease)
Accounts payable	1,111	876	(2,686)	1,185
Accrued liabilities	(647)	1,052	253	3,155
	$(129)	$2,019	$(2,124)	$3,220

During the year ended May 31, 2004, the Company received interest of $1,151,000 (2003 - $1,679,000 and 2002 - $2,488,000).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended May 31, 2004, 2003 and 2002

p27

9.

COMMITMENTS AND GUARANTEES

(a) Operating lease commitments

The Company has entered into operating leases for premises and office equipment under which it is obligated to make minimum annual payments of approximately $110,000 in 2005.
During the year ended May 31, 2004, operating lease expenses were $141,000 (2003 - $122,000 and 2002 - $118,000).

(b) Other contractual commitments

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anti-cancer application of certain compounds in exchange for:
(i) A 20% share interest in NuChem;
(ii) A payment of US$350,000 in shares of Lorus, and
(iii) Up to US$3,500,000 in cash.

To date the Company has made cash payments of US$500,000. The remaining balance of up to US$3,000,000 remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials. Additional amounts paid will be classified as acquired research and development and will be amortized over the estimated useful life of the licensed asset.
The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sub-license certain oligonucleotide technologies. In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights. Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties. To date the Company has not paid any royalties pursuant to the license agreement.

(c) Guarantees

The Company entered into various contracts whereby contractors perform certain services for the Company. The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company. The maximum amounts payable from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees.
The Company contracts with Clinical Research Organizations to facilitate some of our clinical trials. These contracts may be terminated upon sixty days written notice.

10.

RELATED PARTY TRANSACTIONS

During the year ended May 31, 2004, consulting fees of nil were paid to a company which is controlled by a director of the Company (2003 - $48,874 and 2002 - $68,000). These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

The amount payable to related parties as at May 31, 2004 was nil (2003 - nil and 2002 - $46,000).

11.

FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments. The Company mitigates this risk by investing in high grade fixed income securities.

12

REVENUE

During the year, the Company recorded license revenue of $546,000 (2003 - nil, 2002 - nil) in connection with a worldwide exclusive license agreement entered into with Cyclacel Limited in the United Kingdom for the out-licensing of the Company's library of clotrimazole analogs. Additional license fees of up to $11.6 million may be earned if Cyclacel achieves certain defined research and development milestones. Under the agreement the Company will also receive royalties on the sale of any products.

Revenue also includes product and royalty revenue from the sale of Virulizin® to Mayne Pharma, the Company's distribution partner for the Mexico market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended May 31, 2004, 2003 and 2002

p28

13

SUBSEQUENT EVENT

On October 5, 2004, subsequent to the 2004 fiscal year-end, we entered into an agreement to raise aggregate net proceeds of $14.4 million through the issuance of $15 million of secured convertible debentures. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 5, 2004, and will receive $5.0 million on January 15, 2005 and on April 15, 2005. The debentures will expire on October 1, 2009 and interest will accrue and be paid monthly at a rate of prime + 1% until the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer accrue. Interest is to be payable in common shares of Lorus until such shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. The $5.0 million principal amount of debentures issued on October 5, 2004 is convertible at the holder's option into common shares of the Company with an exercise price per share of $1.00. The $10.0 million principal amount of debentures issued thereafter is convertible at an exercise price per share equal to the greater of $1.00 and the weighted average trading price of our common shares for the twenty trading days prior to the investment of the funds, less any discount permitted by the Toronto Stock Exchange. The agreement also provides for the issuance of up to 4 million warrants, with a life of five years, to buy common shares at a price per share of $1.00.

14

CANADA AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP"). In certain respects, generally accepted accounting principles as applied in the United States ("United States GAAP") differ from those applied in Canada. There are no material measurement differences between Canadian GAAP and United States GAAP that apply to the consolidated financial statements.

(a) SFAS 130 Reporting Comprehensive Income

SFAS No. 130 establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from shareholder transactions. Comprehensive loss for the periods presented in these consolidated financial statements equaled the loss for the period.

(b) Recent United States Accounting Pronouncements

United States GAAP, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ["FAS 143"], was adopted by the Company effective June 1, 2003. The standard requires the Company to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation would be recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount would be amortized, and the liability amount would be accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and interest charges in the consolidated statements of income. There is no material impact on the consolidated financial statements resulting from the adoption of FAS 143 either in the current or prior years presented.

In December 2003, the Financial Accounting Standards Board ["FASB"] amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ["FIN 46R"]. FIN 46R requires that a variable interest entity ["VIE"] be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply in 2003 for all VIE's created after January 31, 2003. For VIE's created before January 31, 2003, the requirements of FIN 46 apply as of May 31, 2005 for a VIE that does not meet the definition of a special-purpose entity ["SPE"] and as of June 1, 2004 for a VIE that is an SPE. The application of this Interpretation will not have an effect on the Company's financial statements.